U.S SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 12b-25
NOTIFICATION OF LATE FILING

(Check One):

( )Form 10-K ( )Form 20-F ( )Form 11-k ( )Form 10-Q (X)Form N-SAR

For the Period Ended:  April 30, 2015

( )Transition Report on Form 10-K
( )Transition Report on Form 20-F
( )Transition Report on Form 11-K
( )Transition Report on Form 10-Q
( )Transition Report on Form N-SAR

For the Transition Period Ended:

PART I - REGISTRATION INFORMATION
Full Name of Registrant:

	Two Roads Shared Trust

Address of Principal Executive Office (Street and Number)

	17605 Wright Street
	Omaha, NE 68130

PART II-RULES 12b-25 (b) and (c)
If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b) [ 23,047], the following should be completed.
(Check box if appropriate)

       (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense.

X	(b) The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, 11-K or Form N-SAR, or portion thereof will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

	(c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III - NARRATIVE
	Westshore Real Return Income Fund (the Fund), a series of Two Roads Shared Trust, is unable to complete and transmit its Form N-SAR filing for the fiscal year ending April 30, 2015 within the prescribed time period because the finalization of the Funds consolidated financial statements and related audit are still in process because information relating to certain of the Fund's private investments have not yet been received. Pursuant to Rule 30e-1(e) under the 1940 Act, the Fund is concurrently requesting the Commission to extend the prescribed time period in which it is required to transmit its annual report to shareholders for a similiar period of time.

PART IV - OTHER INFORMATION
(1) Name and telephone number of person to contact in regard to this notification

	James Colantino, Treasurer (631) 470-2603

(2) Have all other periodic reports required under section 13 or 15(d) of the Securities Exchange Act of 1934 or section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is
 no, identify report(s).   	(X) Yes	( ) No

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion
 thereof?	( )Yes	(X) No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

Two Roads Share Trust
has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date:  June 29, 2015

By:    /s/James Colantino
	James Colantino
	Treasurer